Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
April 13, 2012

CORPORATE PARTICIPANTS

S.D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Nandita Gurjar
Senior Vice President And Group Head of Human Resources, Member, Executive Council

V. Balakrishnan
Member of the Board, Chief Financial Officer

BG Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

Ashok Vemuri
Member of the Board, Head of Americas and Global Head of Manufacturing, and Engineering Services

Prasad Thrikutam
Senior Vice President, Global Head of Energy, Utilities, Communications and Services, Member, Executive Council

PRESS

Gautam Das
Business Today

Ayushman Baruah
InformationWeek

Deepika
Newswire 18

Moderator

Good afternoon. Thank you for joining us today for the Infosys Q4 and annual results announcement. I will now request Shibu to come and give us an overview of the company’s performance.

S. D. Shibulal

Good afternoon everyone. Actually this time around we have a new format. We are not making any presentation. I will give a brief update on the performance and then we will move on to Q&A. All of you are aware that we have been through a very difficult quarter. It has been a pretty challenging quarter for us. Multiple things happened during the quarter which is very unusual. There was a convergence of multiple events especially during the end of the quarter, during the month of March, which led to the difficulties in Q4. We closed the quarter with a 1.9% de-growth, negative growth from Q3 to Q4. The events which led to this in my mind, there are 3 or 4 of them. Number one, delays in contract closures. It happened towards the end of the quarter, we had delays in contract closures. We had slowness in ramp ups. These are anticipated ramp ups. These were ramp ups which are planned already, deals which we had won, we were expecting the ramp up much faster and some of them got delayed. We also had ramped downs in a few clients especially in the financial services segment in North America. These are 3 or 4 things. We continue to see delays in decision-making, so these factors led to the difficulties in Q4.

Many of them happened towards the end of the quarter. When we entered the quarter we have visibility for 95% of the business, that is our standard visibility in the beginning of the quarter. We expect to make the balance 5% during the quarter. If you look at revenue of about $1.8 bn, you have to make up $90 mn during the quarter. Our quarter was actually progressing okay in the first couple of months. Important to mention that in the beginning of the quarter itself, we knew that we are in a volatile environment so we had given a guidance of 0-0.2% growth. As I said, the first 2 months were going okay and then we had convergence of these events.

Let me also touch up on few other things regarding the budgets. Most of the budgets are closed and they are mostly flat to marginally down. At the same time, we are not getting a good visibility on the spend which will happen especially in the financial services segment. In the financial services segment, what we are seeing is zero-based budget with a month-to-month spending philosophy. We are also seeing de-linkage of profits and technology spends in the financial services space. Usually when the profits go up in the financial services space, there is increase in technology spends. We are not seeing that. There are reasons behind it. While the profits are going up in the financial services space, they are not due to business performance. They are more due to other kinds of things like write down etc., so that linkage also we are not experiencing at this point in time.

Our guidance for the next year is 8% 10% revenue growth. As I said, it is a statement of facts as we see it today. It is our reality. It is reality based on our client base. Our guidance for Q1 is 0%-1% based on what we see for the quarter. Guidance is a difficult thing to do in this kind of volatile environment. In fact I heard Bala saying that the number of companies giving guidance have substantially come down across the globe in the last couple of years. We continue to believe that we should not have asymmetry of information between inside and outside. We continue to believe that we should state the facts as we see it in the beginning of the year. As Bala said it is a bold thing to do. But according to us, based on our principles it is right thing to do and we have given guidance. Our visibility remains almost the same, 95% for the quarter and 65% for the year.

Some color on the quarter. Europe went up from 22.6% to 23.1%. It is very much in line with the investments which we are making in the Continental Europe. The Rest of the World also marginally went up as a percentage.

Let me talk about many of the good things. During a volatile year, our revenue productivity went up by 4.7% year-on-year during FY’12. That is a reflection of our philosophy of having high quality growth. When we talk about superior financial performance what we mean is above industry average growth. We aspire for above industry average growth and superior margins. What we have seen in the revenue productivity going up is a reflection of our aspiration. It is also a reflection of the strategic direction which we are taking. We are trying to build a balanced portfolio. We clearly believe that it is required for the long-term sustainability of the corporation as well as to meet our aspiration of high quality growth. If you look at our revenue profile, you have 31.1% of the revenue coming from consulting and system integration, 62.7% of it coming from business and IT operations and 6.2% coming from products and platform space. It is true the consulting and system integration space is more discretionary. It is discretionary and more prone to challenges during volatile environment. We clearly believe that we need to be relevant to our clients to strengthen our strategic partnership. To deliver high client value, to create a sustainable mode of operation, it is important that we create a balanced portfolio across consulting and system integration, business and IT operations and products and platform space.

Our wins also reflect it in many ways. We had 5 large deal wins in Q4, 3 of them are more than $100 mn. We had 7 business transformational wins in Q4. Our revenue from platforms was $25 mn for the quarter but at the same time, we exited the year with $350 mn booked business. That is another point to make. It is a model shift because you have a service line which is giving you $25 mn of revenue for the quarter but at the same time exiting with a TCV of $350 mn. In the long-term as and when these kinds of revenue become more substantial, that will actually balance everything out.

We have strong client additions in Q4. We added 52 new clients in Q4, one of the highest in the recent quarters. Out of that, 8 of them are Fortune US 500 and 4 of them are Global 500. We hired as per our plan during the year - 45000 people. We are also hiring very large number of people on-site in US and in Europe. Over the last 18 months or so, we have hired 1200 people on-site. In the next year we plan to hire 35,000 people. Out of that 13,000 people will be in BPO, the remaining will be in Infosys Limited. The net addition expected in Infosys Limited in the coming year is 6000. At the time, we are hiring another 1200 people on-site which is very much in line with our strategic direction. If you want to be strong in consulting and system integration, you need to have local presence. You need to have people who understand the local language, the local culture and the local business practices. This is very much in line with our strategic direction of building a balance portfolio.

Attrition is down from 15.4% to 14.7%.

Let me conclude. We have been through a difficult quarter but at the same time, we are seeing excellent traction with our strategic direction. We are seeing complete validation from our clients on our strategic direction. You can see that in some of the numbers like the TCV in platforms, the number of deal wins in business transformation, the revenue from products and platforms moving to 6.2%. All of that is a clear validation that we are in the right strategic direction. This is the way to build a sustainable corporation. This is the way to build a balanced portfolio which will allow us to meet our aspiration of superior financial performance.

I think I have touched upon everything, so once again thank you very much. Now we are here to take questions. Thank you.

Gautam Das

Shibu, could you throw some more light on what exactly happened in that last quarter because if you look at Accenture’s outlook, they actually revised their guidance upwards and that was in the last week of March. So what went wrong when it comes to Infosys?

S. D. Shibulal

Please remember our reality is our client base, our business model, our portfolio of services and our revenue mix. In Q4 before entering the quarter itself, we were aware that it is going to be challenging quarter. Hence we had revised our guidance to be flat or marginally up. In the beginning of the quarter we have visibility to 95% of the business, 5% of $1.8 bn is $90 mn which we need to catch up during the quarter. That includes new business as well as refilling the business which closes down. For example, when you have 30% of your revenue coming from consulting and system integration which is very much in line with where we want to be or we aspire to be, you have part of programs getting closed during the quarter which means that you need to have new programs getting started to replace that revenue. So 5% of the revenue is $90 mn which needs to be made up during the quarter. We progressed okay for the first 2 months. Then we had a set of simultaneous events. Many of the ramp ups which we were anticipating did not happen which also means that some of the programs which we were planning to start with our clients, did not get started. We had sudden ramp downs. There has been some leadership changes in some of our accounts and when there is a leadership change, people generally come in and try to look at all existing programs, try to put them on hold, try to revalidate their relevance. We had sudden ramp downs in a few accounts in FSI in US and other parts also. We could not close some of the contracts on time which also led to slowness in ramp ups. Every quarter, these kinds of things happen. This is not the first quarter that these things happened. At the same time, there are opportunities which will get closed. There are ramp ups which will happen in other parts of the organization which will balance this. Unfortunately, this quarter the balance did not happen. It was convergence of all the things which could go wrong and that led to the difficulty, which we faced in Q4.

Unidentified Speaker

This is a question on the number of people that you have announced you will be hiring for the year. Of that how many will be on-site and I am assuming this is going to be separate from the 1200 people you said you will be hiring on-site. Second question- I am sure, you watched in the interview that your employee Jack Palmer did yesterday in the US. I want to get a sense from you how you are viewing this entire issue, any sense you can give us and the timing was entirely maybe coincidental, any thoughts on that?

S. D. Shibulal

Let me request Nandita to give the answer on the people side and then I will answer the second one.

Nandita Gurjar

So for the next year the number which we plan to hire, is 35,000 of which 1,200 is on-site. We still have to do the breakup of how much it would be in terms of US and otherwise.

S. D. Shibulal

Regarding the interview, we have given a statement. I have stated very clearly that this is a corporation which has always believed in the highest levels of corporate governance, running the business in the most legal and ethical manner. I also want to state very clearly that there has never been a policy or a scheme to use B1 visa program to circumvent the H1 program. We have 149000 people in the organization and these people travel to 30 countries. We require our employees to follow our policies and procedures, comply with the immigration laws and visa requirements in these countries. On occasions where individuals have reported seeing or hearing of employees who may have acted in ways inconsistent with these expectations, we thoroughly investigated these reports and based on our findings took appropriate disciplinary action consistent with our published code of ethics, and in some cases this action includes dismissal.

Unidentified Speaker

Shibu just as a follow up to that question, when you say you have investigated these reports and took disciplinary action including dismissal does that mean that you have found cases of visa misuse within the company and you took disciplinary action accordingly?

S. D. Shibulal

As I said, we require our employees to comply with the immigration laws and visa requirements in the countries in which we travel. When somebody reports an incident of seeing or hearing an employee who may have acted otherwise, we have thoroughly investigated those incidents and we will continue to investigate and based on our findings we will take the appropriate action. Depending on the violation, the action could include the dismissal. In some cases this action has included dismissal from the company.

Unidentified Speaker

Just a follow up question on that I think one of the serious allegations he made was the top executives were in the know and they actively encouraged the program. Your reaction to that particular comment?

S. D. Shibulal

Speaking to others who attended the meetings when he was here and reviewing the agenda, we cannot confirm that any such conversation happened. The matter is subjudice and we have issued a statement. I think that is where the details are. We should focus on the results for the quarter.

Unidentified Speaker

Sir but just a follow on question how many dismissals any number?

S. D. Shibulal

This is a matter in subjudice and we have issued a statement. I think this meeting we should focus on the current quarter and the coming quarter guidance.

Unidentified Speaker

Bala, you had predicted quite correctly that rupee will depreciate and will go up to about 55, now it is app 54. What do you expect it to go up to and how do you think it will move in the next couple of months?

V. Balakrishnan

I think rupee will be under pressure because if you look at the macro data, the growth is coming down. The IIP numbers are very bad and the trade deficit continues to be very high. Inflows are coming down and in spite of Central Bank intervening close to $20 bn in 3 months, the rupee is still above 50. With the global economic concerns, I think the inflows in the country could also come down. Oil prices are still very high. So if you put all these together, rupee will be under pressure in the short-term. I do not know whether it will be 55 or 54, right now it is close to 51.50 or so. We believe that rupee will be under pressure. In the short-term you could see the range of somewhere between 50 and 54 and if things worsen, the probability of rupee going down is very high. I think the trend is for rupee to be under pressure for some time to come.

Arun

Bala, I just wanted to get a sense you are sitting on close to about Rs. 20,000 Crores of cash and cash equivalence on a topline of about Rs. 30,000 to Rs. 35,000 Crores, managing this amount of money should be a little bit of a problem so are you looking at increasing your dividend payout ratio. How do you plan to burn up that cash or do you want to still stick on to that huge pile of cash that you have got?

V. Balakrishnan

It is a very interesting problem to have. I am one of the largest fund managers in the country now. See we had clearly articulated what our policies on this. We pay up to 30% of the net profit of the group as dividends in any year. That is what we had done in the recent years. Second, we always said we want to have enough cash to give us comfort in running the business. We said we should have at least one year of expenses cash for the management to have comfort. Third, we said we have to earn at least twice the cost of capital as return on capital employed. Today our return on capital employed is around 35%, our cost of capital is 12%. Fourth we also said we need to conserve some cash to do some strategic acquisitions. We are talking about Infosys 3.0 where we want to have one third of our revenues coming from platform, products and solution business which is around 6% of our revenue today. If we have to get to one third in the medium-term we need to do some acquisitions in that space. In fact in BPO we have done two acquisitions on the platform side, one is the McCamish on the insurance space and other is Portland which is from Australia, on the sourcing and procurement space. We are looking at some targets. We may use the cash for some of the strategic acquisitions. At any point of time, if we feel that one of the things is going to be breached, we always give a one-time dividend. Even now we gave a one-time dividend of Rs.10, so we have to balance all the four. Cash is a good thing to have. It is a very interesting problem to have. Having cash is good in this industry because we have seen the volatility, we have seen the economic uncertainty, we have seen the changes in technology. When you have more cash, your ability to reinvest and comeback to growth is very high. We will maintain the cash. We are looking at some strategic acquisitions. If you do not find the use for a longer-term, probably we will look at paying back but not now.

Unidentified Speaker

But would that come in the way of our share buyback or would it be through a dividend payout?

V. Balakrishnan

In India dividends are tax-free. It is more tax efficient to the investors. Buyback is something we may look at but preference is more towards dividend.

Unidentified Speaker

You have also said that you will possibly be not looking at a wage hike. Any sense that you could give us or by when you could probably revisit that and any sense in what range that could be in?

V. Balakrishnan

I think we are living in a very volatile world. We are talking about 8%-10% growth for next year. We believe it is not the time to look at wage increase. Over the year when we have more visibility on the business, if we have more comfort on the numbers, we can relook at the wage increase. If you remember in 2008 we had done the same thing. In the beginning of the year we have not given a wage increase, but in the middle of the year when we had more comfort on the growth, we re-looked at that. I think here also over the year when we may get more comfort, we will relook at that, not now.

Ayushman Baruah

Hi this is Ayushman from Information Week. We have seen that Europe has marginally gone up. Can you give us a sense as to how has the impact of the Euro zone crisis been and most importantly what does the future look like?

BG Srinivas

In Europe if you look at the macro environment it is still challenging, there is no doubt. All indicators point towards that direction. If you look at the Continent, in Germany the manufacturing sector was showing positive last quarter even when the PMI index is down. While macro environment continues to be challenging and it will be so for the next coming quarters, we are still seeing businesses continue to be relatively stable even in this environment. Businesses are still making investments. The IT spend across sectors in Europe this year is going to be very muted. In most cases it is down between 5%-10%. In few cases it is down by 20%, in other cases it is expected to be flat. So we are going to see the client spend come under pressure. At the same time as we see investments happening across sectors, there are opportunities for us. We still have a decent pipeline in Europe even in the current situation. We have had recent wins in the last 2 quarters. Even this quarter, we have added 7 new clients within Europe even in the current environment. To that extent I would say, even going forward we could see a steady growth in Europe even in today’s environment.

Unidentified Speaker

Shibu, I just wanted to ask given what happened in the last quarter, have you taken any corrective measures to make sure that such an eventuality does not happen again. Also you touched upon leadership changes as being one of the factors in some account ramp downs. Can you sort of explain what leadership changes these are and what has happened specifically.

S. D. Shibulal

Number one, we have not changed any of the principles. The principles are that we will give a guidance. It will be a statement of fact we will have so much visibility when we give the guidance. It will remove asymmetry of information between inside and outside, even this quarter, the principles of guidance how we arrived at the guidance have not changed. We have 95% visibility for the quarter; we have a quarter to go. We have done all the analysis. We have looked at the client surveys which we do. We have looked at the account surveys, which we do. We have looked at the best estimate which we get. So there are many factors which go into preparing the guidance. We have been through all of those. Based on all the information which we have today, this is the right guidance for us and we have given it. Regarding the leadership changes that are the client leadership change, I meant the client leadership has changed in few of our accounts; either the CIO or other people have changed in few of our accounts.

Dipu

When you said some of the financial services clients have zero-based budgets what does it mean? Does it mean that they have not finalized the budgets at all? You said you are seeing month to month spending by these clients. Are they finalizing their budgets on a month to month basis? You said you have few ramp downs in the BFSI space, how many clients really ramped down, are you noticing any pricing renegotiations, have you lost any BFSI clients at all, can you throw some light on that?

Ashok Vemuri

Basically what we have noticed for a period of time and which has actually got accentuated this particular quarter is that budget closure is one thing and dispersal of money to fund project is another. Zero-based budgeting essentially is a situation where you would expect if there is a project for 6 months, that that project be funded for the 6 months and you do not have to go back to get it funded on a regular interval basis. Unfortunately, the way the disbursement of funding is happening from the budget pool is on a monthly basis. So you answered the question yourself. For us to get a visibility in to whether a program would continue to be funded, is very low. What also happened was as a confluence of all the bad news at one time. We had certain ramp downs which essentially meant programs that were in flight but not renewed or extended. You would expect that if you were doing a program for 6 months, in one particular month at the end of the month you would expect the funding to continue for the next month, that did not happen. We did not also have ramp ups of certain programs and projects that we had won. Those ramp ups did not happen in time and that was a result of significant change in the CXO suite in our client. The new CXO or new Presidents of the business were not necessarily as keen to continue to do our programs that their predecessor had signed up. Those are ramp ups that did not happen. That does not mean those programs got cancelled but they have gotten deferred or delayed. We have not lost any client in the FSI business. In fact the names that Shibu mentioned, of the 8 Fortune US 500 clients that we opened, 4 are from the financial services in the US and additionally 1 from financial services space in Europe. From a traction perspective we continue to see new account opening, we continue to see large deals. Unfortunately the volatility is such and it is such a fast moving thing that we are unable to contend with some of these changes that were happening and I think most of them got manifested in the previous quarter. I hope I answered all parts of your question.

Dipu

Just one follow-up question, I think Shibu had said in an interview in the morning. The company is expecting profit margin to drop by 200 basis points in first quarter and he has attributed it primarily due to increase in the visa cost. Just wanted to try to understand I think the visa cost went up in August 2010 when the Border Security Bill was introduced, why are you feeling the pinch now whereas you had already taken measures in the previous quarters?

V. Balakrishnan

Every year the visa window opens in April. That is the time we apply. During the year, we may spend on the renewals, not on fresh visas. Most of the fresh visa costs get bunched up in the first quarter. That is a trend in all the past years and this year too that impact will be there. To add to that we are doing lot of onsite hiring. We are going to add 1200 people in US for the full year and most of it will get bunched up in the first quarter. In the first quarter, the operating margin could decline by around 200 basis points but for the full year we are talking about operating margins being within a normal band of 50-100 basis points because we will recover some margins in the future quarters. At a net income level in the first quarter, the margin impact could be 300 basis points because we had a non-operating income in the form of foreign currency gain in Q4, that will not be there in Q1.

Unidentified Speaker

Can you throw some light on this sudden spurt of anti-outsourcing mantra which President Obama has been talking about and got any feel from the Republican candidate because it is now looking like Mitt Romney would be coming back and his exposition as far as business is concerned is not very clear. What kind of visibility are you looking at in terms of outsourcing rhetoric or perhaps deals not getting consummated?

S. D. Shibulal

It is an election year and this will be a hot topic given the fact that US is going through some challenging times but we have been there for many years and if I look at all my experience in the past, there is a lot of debate but finally the right set of decisions are taken. That is what we have experienced in the past. While we expect debate and discussion at the same time we expect balanced approach to these things. There have also been various other reports saying that there is a need for value creation through all these channels and why there is a need for immigration, all those debates are going on. Our experience in the past has always been that eventually it will be a balanced decision.

Unidentified Speaker

Just a related question, the delays in project ramp ups, does it have anything to do with visa issues?

S. D. Shibulal

No, the reasons are mostly client oriented.

Unidentified Speaker

Can you throw some light on those 1200 people you plan to hire in the US, what is their profile going to be like?

S. D. Shibulal

If you look at our strategic direction, we are very clear that we are building a balanced portfolio that will include serious transformation capabilities, business and IT operations capabilities and products % platforms. Once you take that path and if you want to do serious transformation work, it is very important that we have local talent. I do not think you can go in to a company in Germany and tell them we are going to transform the supply chain if you don’t speak German. Our hiring strategy is also very much in line with our strategic direction. Predominantly we will hire locally in consulting and system integration but we will also hire in other parts of the organization. This will be lateral recruitment, new employees, new jobs being created in those markets, people with serious domain expertise, program management capabilities and consulting capabilities.

Deepika

Last year you had revised your guidance downwards 3 times I believe in the whole year and this year you have given a guidance that is lower than the industry expectations. Are you being conservative by choice?

V. Balakrishnan

Last year we gave a guidance of 18% -20% in the beginning. We revised it from 17%- 19% because the currencies moved, not because of business reasons. Then we brought it down to 16.3% and delivered 15.8%. It was an abnormal year. This year we have given a guidance of 8%-10%. That is based on what we see at this point in time with our client base. We have a greater degree of visibility to the budgets but spending is an issue. The environment continues to be challenging, probably it could hit the spending. There is some amount of conservatism built in to the guidance but it is more realistic based on what the client told us. At this point in time, our visibility is about 8%-10% which is what we have guided.

Dipu

Sir just is a follow-up on the guidance, you said it is a statement of facts. The fact is based on the fact you have given the guidance. But at the same time you also said your aim is to grow above the industry average. If NASSCOM the industry body is saying they are growing ahead of your guidance what does it mean, Infy being one of the significant contributors to the industry growth if it is lowering the guidance. There are reports in the morning that NASSCOM is planning to review its guidance after TCS and Wipro results. So who went wrong, has Nasscom estimate gone wrong?

V. Balakrishnan

Look we are part of the industry. Our growth will also have an impact on the industry growth. NASSCOM has given a wide range of guidance of 11%-14% factoring the uncertainty in the environment. They also said they will revisit the numbers somewhere in the middle of the year depending on how the environment pans out. We have also given a guidance based on facts we have seen with our client base and our guidance also gets revisited every quarter depending on how the environment evolves. We do not want to get into a debate whether Nasscom is right or we are right but both will converge at some point of time. You will know at that point of time who is right and who is wrong.

Unidentified Speaker

I am looking at the revenue that you have in your telecom vertical and while it was increased marginally, can you please talk to us about whether you felt any of the volatility that the telecom sector saw in the past couple of months? Also what are the next couple of months looking like especially since we are talking about fresh round of auctions and large telecom players already talking about launch of 4G services? What are the next couple of months looking like for telecom?

Prasad Thrikutam

Overall if you see what we saw in last year, telecom has been about regaining of the momentum that we had lost previously for various reasons including those that are internal and mostly external. Last year we had seen good momentum, mostly in the non-wireline business. We have consciously chosen to reduce or refocus our attention on the wireless, cable and media sectors where there are a lot of transformation opportunities. Many of these opportunities actually fit in with the ‘Building Tomorrow’s Enterprise’ platform that Infosys is taking to the market. All in all, this has been a positive year for us from a telecom perspective mostly seeing growth from wireless and cable and we see the momentum building up. In fact one of the large deals that Shibu talked about came from the Telco sector. It is in the annuity business. There is a second one on the transformation side which it is from a wireline customer where we are transforming their billing application. Those are two examples of how the sector has fared for us in the last quarter. To your question on how the future looks, we believe that the focus on companies is trying to balance between growth of revenue and margin will continue. They have to make big investments in the 4G network across the globe. We will see a lot of work in the 4G both from an application standpoint as well as products that are taken to the market. We will see increased spends. I think the Telco sector in my opinion will see a continuous rebuilding of momentum going forward.

Unidentified Speaker

Shibu how much of these problems do you think is specific to your clients or do you think this is also an industry problem at large?

S. D. Shibulal

While we believe it is a new normal, our problems are very specific to our clients because our reality is our client base. Our performance does have a dependence on our client base. At the same time, we definitely believe that it is a new normal but it impacts different people in different ways. The implications are based on the kind of the client base which we have, the portfolios that you carry, the kind of work that we do. For example, we have more in consulting and system integration which we clearly believe is required but at the same time that means that more bumps during a volatile environment. Finally it is our reality and our client base.

Unidentified Speaker

With respect to Finacle, we just had two wins in the Americas. Is the demand drying up there or how do you see that?

V. Balakrishnan

Demand is not drying up. The product business is a more discretionary business and is all transformational for the bank. The decision making cycle for those kind of business is very long. In some quarters you will have higher wins, in some quarter you will have lower wins. The way to track product business is the TCV and how much we grow. Finacle has grown well last year and even next year we have some interesting pipeline and we have won some large implementation with some of the large banks. So Finacle is doing very well. You should not take a quarter number and come to a conclusion.

Unidentified Speaker

From the employee side you said in the US you are hiring 1200 people in the next 12 months. Last year also you hired 1200. Can you just give a figure of how many employees you have in the US, how many of them are local Americans, how many of them are visa holders and also with regard to the cost difference sending employees from India to US and adding in the US what is the difference. In one of the interviews your ex-employee gave to one TV channel, we saw he was talking about some differences if you send Indian employees you pay $15000 per annum whereas for US employees you will have to pay $75000 per annum. He was talking about significant cost difference. Any comment on that? What is the difference? Do you enjoy any significant cost win if you send from India? Thank you sir.

S. D. Shibulal

Let me get the numbers right. Over the last 18 months or so we have hired 1200 people in the local markets. Our plan is to hire approximately the same number in the next 2 to 3 quarters. We pay our employees based on the work which they do and not based on any of their visa or non-visa statuses. As I also said hiring in the local markets is very much in line with our strategic direction of having a strong local presence, having strong consulting and system integration skills.

Balaji

Other companies have not come out with the results but this morning Infosys took a beating maybe due to higher expectations but overall, is there an impression that in view of the fourth quarter, below expectations, Infosys not been able to measured up to the peer players though you said you have different client base?

S. D. Shibulal

We have lot of respect for our competition. But when we look at our strategic direction, our performance, it is very important to measure it against our own aspirations and strategies. See if you look at our aspiration we have always clearly stated that our aspiration is to have superior financial performance. That is not defined as the highest growth or anyone of those parameters. We have defined as growing above industry average and having superior margins. All the strategies which we adapt, all the strategic directions which we choose, the portfolio which we try to create, the kind of services which we try to provide, the kind of client value which we try to create, all of that is based on our aspiration and it is all meant to satisfy our aspirations. Take a look at this year. It is a classic example. Our revenue productivity has gone up by 4.7% during a year which is actually quite challenging all around. It is very important that we stick to our strategic direction. We clearly believe that is the right thing to do. We clearly believe that is the only way to create a sustainable business model in the long-term. We clearly believe that this is the right way to do it. We may see short-term challenges but we believe that this is right way to build a long-term sustainable corporation.

Balaji

So you do not believe in the low margin business in terms of volumes?

S. D. Shibulal

I said that we believe in a balanced portfolio. It is all about balance. We have 30% of our business coming from consulting and system integration which is high capability oriented transformational work, high revenue productivity. We have 65% of the business coming from business and IT operations which is more efficiency-based. Some part of that business is definitely coming in the pricing pressure. We are trying to protect that by having different models of operations. We also believe that products and platform is one of the future stories. It is not the only future but it is a very important part of our portfolio. It is a very important part of our future. But it is a different business model you have a year in which you have booked revenues of $25 mn but you have a TCV of $350 mn for the future. So we clearly believe that it has to be balanced.

Moderator

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